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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  7)*

VERMILLION, INC.

(Name of Issuer)

COMMON STOCK, par value $0.001 per share

(Title of Class Securities)

92407M107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐              Rule 13d-1(b)

☐              Rule 13d-1(c)

☒              Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 5 Pages
CUSIP No. 92407M107

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Falcon Technology Partners L.P. 23-2848472
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) |_| (b) |_|
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 4,021,145
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,021,145
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,021,145
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 6.3%*
12	Type of Reporting Person (See Instructions) PN

* Based on 63,801,971 shares of Common Stock outstanding as of December 31, 2007

Page 3 of 5 Pages
Item 1.

(a)        Name of Issuer

             Vermillion, Inc.

(b)        Address of Issuer’s Principal Executive Offices

 6611 Dumbarton Circle
 Fremont, CA 94555

Item 2.

(a)        Name of Person Filing

Falcon Technology Partners L.P.

(b)       Address of Principal Business office or, if None, Residence

PO Box 405
Devon, PA 19333

(c)        Citizenship

United States of America

(d)       Title of Class Securities

Common Stock

(e)        CUSIP Number

92407M107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) |_|	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b) |_|	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) |_|	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Page 4 of 5 Pages
(d) |_|	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e) |_|	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) |_|	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g) |_|	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) |_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) |_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) |_|	Group in accordance with § 240.13d-1(b)(ii)(J).

Item 4.            Ownership

(a) Amount beneficially owned: 4,021,145

(b) Percent of class: 6.3%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 4,021,145

(ii) Shared power to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,021,145

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following  |_|

Page 5 of 5 Pages
Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable..

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008

/s/ James L. Rathmann
James L. Rathmann, General Partner